Boston Capital

February 21, 2008

FILED BY EDGAR

Ms. Linda Van Doorn

Mr. Wilson K. Lee

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549
Re:	Boston Capital Tax Credit Fund III, L.P. Form 10-K for the year ended 3/31/2007 Filed on 7/16/2007 File No. 000-21718

Dear Ms. Van Doorn and Mr. Lee:

This letter sets forth the response of Boston Capital Tax Credit Fund III, L.P. (the "Company") to the comments contained in your letter dated February 7, 2008 relating to the Company's Form 10-K for the fiscal year ended March 31, 2007. For ease of reference, we have reproduced your comments in italics below.

Certifications

1. We note that your certifications were not filed in the exact form as outlined In Item 601(B)(31)(i) of Regulation S-K. Your discrepancy involves replacing the word "report" with "annual report" in paragraph two. Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Response:

In future filings, the Company will file the certifications required by Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934 in the exact form as outlined in Item 601(b)(31)(i) of Regulation S-K.

Exhibit 23

Independent Auditor's Reports

  We note that the audit reports of Donald W. Causey & Associates, P.C. indicate that the audits were conducted in accordance with both PCAOB standards and auditing standards generally accepted in the United States. In accordance with paragraph 5 of PCAOB Auditing Standard No. 1, reference to generally accepted auditing standards is no longer appropriate. Please include revised opinions from Donald W. Causey & Associates, P.C. in an amended filing.

  Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999

  Response:

  We have included revised opinions from Donald W. Causey & Associates, P.C. in Amendment No.1 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Commission on February 21, 2008.

  Reference is made to the audit reports for The Hearthside II Limited Dividend Housing Association Limited Partnership and Cambridge Family YMCA Affordable Housing, L.P. Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm and include the signature designation in future filings.

  Response:

  As required by Rule 302 of Regulation S-K, each of the audit opinions included in the Company's electronic filings is manually signed by the issuing accounting firm prior to or at the time of the filing. The Company retains original or pdf-format copies of such executed opinions for a period of five years from the time of filing.

  The Company has received original or pdf-format copies of the manually signed audit opinions of the firms listed below regarding the financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

The Hearthside II Limited Dividend Housing Association, L.P.	Schoonover Boyer + Associates, Columbus, Ohio
Cambridge Family YMCA Affordable Housing, LP	UHY LLP, Boston, Massachusetts

  In future electronic filings, the Company will ensure that the typed signature of the independent registered public accounting firm is provided on all applicable reports and opinions.

  Exhibit 99.1

  We note that the financial statements for Sable Chase of McDonough, L.P. have been audited by Tama, Budaj & Raab, P.C. for the years ended December 31, 2006 and 2005. It appears that the investment balance included in the financial statements exceeds 20% of the total consolidated assets. Note that U.S. public accounting firms that wish to prepare or issue audit reports on issuers, or to play a substantial role in the preparation or issuance of such reports, must be registered with the PCAOB. The phrase "play a substantial role in the preparation or furnishing of an audit report" is defined in PCAOB Rule 1001(p)(ii). It does not appear that Tama, Budaj & Raab, P.C. has obtained registration with the PCAOB. Tell us how you considered the PCAOB registration requirements outlined in PCAOB rule 2100 in selecting the use of this firm to perform the audit of Sable Chase of McDonough, L.P.

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999

Response:

With regard to the use of the firm Tama, Budaj & Raab, P.C. (Tama) to audit the entity Sable Chase of McDonough, L.P., we acknowledge that such firm at the time of the filing was not registered with the PCAOB. However, the company respectfully requests the staff to consider the following:

    Our auditors, Reznick Group, P.C. (Reznick), did not rely on the audits of Tama. Instead, they assumed responsibility for the audits of Sable Chase of McDonough, L.P. under their opinion. Reznick performed sufficient additional procedures in order to be able to rely upon the work of the other auditor in concluding whether the Company's financial statements were presented in accordance with U.S. GAAP. The work performed by Tama is not referred to in the opinion of Reznick (the principal auditor).
    The operating partnership, Sable Chase of McDonough, L.P., is a non-issuer. The separate audited financial statements were included in the filing only because they exceeded the requirement outlined in Rule 3-09 of Regulation S-X.
    Tama has complied with the AICPA's independence standards in the performance of the audit of Sable Chase of McDonough, L.P..

The financial statements of Sable Chase of McDonough, L.P. for the periods mentioned in your letter are included in the Company's Form 10-K for the year ended March 31, 2007, and are accounted for on the equity method of accounting. Company management has informed each operating partnership that it can only engage a PCAOB registered firm for all future periods. Accordingly, the Company will only include in its filing a report of another auditor who plays a substantial role if that auditor appropriately complies with the PCAOB registration requirements.

5. We note the presentation of the statements of operations and cash flows of Sable Chase of McDonough, L.P. for the years ended December 31, 2006 and 2005. Please tell us how you applied Rule 3-09(b) and Rule 3-02 of Regulation S-X which requires statements of operations and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet.

Response:

We note your comment no. 5 regarding the inclusion of statements of operations and cash flows for each of the last three fiscal years ending December 31, 2006. Please note that for fiscal year 2004 the first and third condition set forth in Rule 1-02(w) of Regulation S-X did not exceed 20% for fiscal year 2004. In addition, the revenues of Sable Chase of McDonough, L.P. did not exceed $25 million. Accordingly the company included only two years of audited statements of operations and cash flow financial information.

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999

Further, as requested in your letter, the Company acknowledges that:

    The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information concerning this matter, please contact me at (617) 624-8820 or our counsel, Richard M. Stein of Nixon Peabody LLP, at (617) 345-6193.

Very truly yours,

Boston Capital Tax Credit Fund III, L.P.

By: /S/ Marc N Teal_________

Marc N. Teal

Principal Financial Officer

cc:

Mr. Jeffrey Goldstein

Mr. Marc Teal

Renee Scruggs, CPA

Richard M. Stein, Esquire

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999